

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

DIVISION OF
CORPORATION FINANCE

September 18, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Joel Franklin
  President and Chief Executive Officer
DESCANSO AGENCY INC.
42016 North Anthem Heights Drive
Anthem, Arizona 85086

> **Re: Descanso Agency Inc.**
> **Item 4.01 Form 8-K, filed August 11, 2009**
> **File No. 333-145876**

Dear Mr. Franklin:

        We have completed our review of your Form 8-K and have no further comments
at this time.

                                Sincerely,

                                Joe A. Foti
                                Senior Assistant Chief Accountant